Mail Stop 6010

June 2, 2006

Mr. David G. Nord
Senior Vice President and Chief Financial Officer
Hubbell Incorporated
584 Derby Milford Road
Orange, Connecticut

RE: Hubbell Incorporated
        Form 10-K for the fiscal year ended December 31, 2005
        Filed March 8, 2006
        File No. 1-02958

Dear Mr. Nord:

        We have reviewed your filing and have the following comments. We have
limited our review of your filing to those issues we have addressed in our comments.
Where indicated, we think you should revise your document in future filings in response
to these comments. If you disagree, we will consider your explanation as to why our
comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary
in your explanation. In some of our comments, we may ask you to provide us with
information so we may better understand your disclosure. After reviewing this
information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K for the period ending December 31, 2005

Notes to Consolidated Financial Statements, page 50

Note 1 – Significant Accounting Policies, page 50

Revenue Recognition, page 50

1.   We note that your electrical and power segments sell through distributors. In future filings, please describe the significant terms of any agreements with distributors including payment methods, return and/or exchange rights, rebates, allowances, price protection features or other credits/discounts provisions. Indicate whether there are any cancellation provisions in distributor or third party customers' contracts as well as whether any such provisions include repurchase obligations on your part. If applicable, discuss the frequency with which such cancellations occur and include estimates of the dollar amounts of any such repurchases in your future disclosures. Future filings should include more details of your product return policy and history with returns. Please make sure your revised future disclosures demonstrate that your accounting policies for distributor sales comply with SAB 104 and SFAS 48.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

·   the company is responsible for the adequacy and accuracy of the disclosure in the filings;
·   staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or me at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Angela J. Crane, Accounting Branch Chief, at (202) 551-3554.

Sincerely,

Jay Webb
Reviewing Accountant